


January 14, 2009

09045198

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNDERSTATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company")
(**File No. 82-3236**), the information described below is enclosed for your attention.

PROCESSED

◆ **Stock Exchange of Thailand Filing, AIS-CP 005/2009**

·JAN 2 9 2009

Subject: Clarification of the Company's news in a newspaper

THOMSON REUTERS

Date: January 14, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule
12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be
deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act
of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and
information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return
receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr.
Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-
5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

RECEIPT COPY
Received by:
Date:

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED 414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400 Tel. (662) 299-5000

บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299 5000
ทะเบียนเลขที่ 0107535000265 เลขประจำตัวผู้เสียภาษี 3101386288

January 14, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

◆ **Stock Exchange of Thailand Filing, AIS-CP 005/2009**

Subject: Clarification of the Company's news in a newspaper

Date: January 14, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED 414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400 Tel. (662) 299-5000
บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299 5000
ทะเบียนเลขที่ 0107535000265 เลขประจำตัวผู้เสียภาษี 3101386288

AIS-CP 005/2009

January 14, 2009

Subject: Clarification of the Company's news in a newspaper

To: The President
        The Stock Exchange of Thailand

According to the Nation newspaper dated January 14, 2009 the title of "Advanced Info Service's board recently approved an investment budget for this year of between Bt13 billion and Bt15 billion and a marketing budget of about Bt3 billion"

The Company would like to clarify that there was no Board of Directors' meeting to approve this matter.

END